Exhibit A

As of June 9, 2015, the group formed by the Casey Reporting Persons (as defined in the Schedule 13D) and Lee D. Keddie is dissolved. All further filings with respect to transactions in Essex Rental Corp. common stock will be filed separately, if required, by the Casey Reporting Persons and Lee D. Keddie.

Date: June 9, 2015

Casey Capital, LLC*

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey*

/s/ Kevin M. Casey

Lee D. Keddie*

/s/ Lee D. Keddie